Exhibit 99.53

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Corporation”)
Suite 810, 706 - 7 Avenue S.W.
Calgary, Alberta T2P 0Z1

2.	Date of Material Change

The material change occurred on May 19, 2010 and May 28, 2010.

3.	News Release

Press releases were disseminated on May 19, 2010 and May 28, 2010, respectively, via Marketwire.

4.	Summary of Material Change

The Corporation closed a private placement of common shares (the “Offering”) for aggregate gross proceeds of $8,515,980.

5.	Full Description of Material Change

5.1 Full Description of Material Change

The Corporation completed a private placement of common shares for aggregate gross proceeds of $8,515,980 via the issuance of 11,354,639 common shares. Certain insiders of the Corporation participated in the Offering and purchased in aggregate 1,100,000 common shares ($825,000). In connection with the Offering, the Corporation also paid a finder’s fee of approximately US$510,000.

5.2 Disclosure for Restructuring Transactions

N/A

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of Rio Alto Mining Limited who is knowledgeable about the material change and this report is:

Feisal Somji- President, Chief Executive Officer & Director
Telephone: (403) 236-5089

9.	Date of Report

June 1, 2010.